(Exhibit 99)

               Chief Executive Officer Performance Incentive Plan
                             Effective June 8, 1999

I.    Purpose of the Plan
      -------------------

      The purpose of the Chief Executive Officer Performance Incentive Plan (the
      Plan), is to provide additional incentive and recognition to the Participant for:

            1. successfully initiating and accomplishing the acquisition of Union Camp Corporation, and

            2. achieving the aggressive integration of Union Camp Corporation resulting in savings of at least $300,000,000 by October 31, 2000.

II.   Plan Description
      ----------------

      The Plan provides shares of stock, share options and/or cash to the Participant upon successful completion of the above objectives. Awards are forfeited if performance objectives are not achieved as determined by the Management Development and Compensation Committee (the "Committee").

III.  Participation
      -------------

      Participation in this plan is limited to the Chairman of the Board and Chief Executive Officer. Participation in the Plan, or receipt of an award under this Plan, does not give the Participant any right to a subsequent award, nor any right to continued employment by the Company for any period.

IV.   Awards
      ------

      o 50,000 performance units will be granted to the Participant and will be earned in full or in part based upon the Committee's determination of the level of achievement of the performance objectives, identified in Section I.

      o 150,000 non-qualified stock options will be granted to the Participant and will vest , in full or in part, based upon the Committee's determination of the level of achievement of the performance objectives, identified in Section I.

      Each performance unit will equal one share of International Paper common stock.

V.    Administration of the Plan
      --------------------------

      The Plan operates at the discretion of the Committee. The Committee may exercise considerable discretion and judgment in interpreting the Plan, and adapting from time to time rules and regulations that govern the administration of the Plan.

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      Decisions of the Committee are final, conclusive and binding on all parities, including the Company, its Shareholders, and employees.

      The Committee may at any time suspend, terminate, modify, or amend any or all of the provisions of this Plan.

VI.   Method and Timing of Payment of Awards
      --------------------------------------

      o Performance units will be earned on the date the committee determines the performance objectives have been achieved. Payment may be in cash, in shares of International Paper common stock, or in any combination, as determined by the Committee in its discretion.

      o Stock options will vest in full or in part on the date the Committee determines the performance objectives have been achieved. The terms and conditions of the stock option will be governed by the specific stock option agreement.

      The Committee, in its discretion, may award any or all of any unearned award to the Participant or Participant's estate or beneficiary upon the Participant's death or total disability.

VII.  Governing Law
      -------------

      The Plan is governed by the laws of the State of New York.

VIII. Tax Withholding
      ---------------

      The Company will deduct from any award made under the Plan, a sufficient amount to cover withholding of any federal, state, local taxes required by law, or to take such other action as may be necessary to satisfy any such withholding obligations.

IX.   Non-Transferability of Award
      ----------------------------

      No award, under this Plan, and no rights or interests therein, will be assignable or transferable by a Participant (or legal representative).

X.    Change of Control
      -----------------

      Should the company experience a Change of Control as described in the Participant's letter agreement dated February 11, 1997, all awards described in this Plan will be awarded in full, at the earlier of the date of the change of control or the Participant's termination from the Company.